SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPAR GROUP, INC.

(Name of Subject Corporation (Issuer) and Filing Persons (Offeror))

Stock Options to Purchase Common Stock, $0.01 Par Value

(Title of Classes of Securities)

784933103

(CUSIP Number of Class of Securities Underlying Options)

Notices and Communications to:	Copies to:
James R. Segreto Chief Financial Officer, Treasurer and Secretary SPAR Group, Inc. 560 White Plains Road, Suite 210 White Plains, New York 10591 (914) 332-4100	Lawrence David Swift, Esq. Troutman Sanders LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 (212) 704-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$650,172	$36.28

*

Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 2,077,185 shares of common stock of SPAR Group, Inc. having an aggregate value of $650,172 as of August 6, 2009, will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36.28
Form or Registration No.:	Schedule TO
Filing Party	SPAR Group, Inc.
Date Filed:	August 25, 2009 (Submitted on August 24, 2009, but delayed past 5:30 pm by Edgar issues)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offers).
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offers).

TABLE OF CONTENTS

Item 4	Terms of the Transaction

Item 12	Exhibits

SIGNATURE
EXHIBIT INDEX

Amendment No. 1 to Schedule TO-I

On August 24, 2009, SPAR Group, Inc., a Delaware corporation (the “Corporation”), submitted to the Securities and Exchange Commission (the “SEC”) its the initial Tender Offer Statement on Schedule TO, which due to Edgar delays was not received until after 5:30 pm on August 24, 2009, and accordingly was deemed filed under Edgar on August 25, 2009 (the “SC TO-I”). The Corporation offered to grant new nonqualified stock options having a new lower exercise price of $0.40 per share and exchange them for the existing option contracts held by the eligible participants, if and to the extent voluntarily tendered for exchange by the option holder, all upon the terms and provisions and subject to the conditions set forth the Corporation’s SC TO-I and the Exhibits thereto, including (without limitation) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options from SPAR Group, Inc. dated August 24, 2009 (the “Exchange Offer”).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Corporation’s SC TO-I, is both the final and first amendment to the Corporation’s SC TO-I and is made to report the results of the Exchange Offer. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Except as specifically provided here, the information contained in the Corporation’s SC TO-I remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Corporation’s SC TO-I.

Please note the Corporation’s SC TO-I appears to have been mislabeled in the Edgar System as a form “SC13E4F” (for a foreign issuer exchange offer), although that label does not appear anywhere in the Corporation’s SC TO-I itself and that schedule clearly describes the subject domestic stock option repricing exchange offer. We hereby amend that clerical error by replacing that Edgar label with the correct Edgar Label of “SC TO-I” in respect of the Corporation’s initial filing on Schedule TO (as submitted to the SEC on August 24, 2009, and deemed filed on August 25, 2009, as noted above).

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding (at its end) the following new four paragraphs:

The Exchange Period under (and as defined in) the Corporation’s Exchange Offer commenced on August 24, 2009, and expired at 5 P.M. on September 23, 2009.

Pursuant to the Exchange Offer: Eighty-one of the Corporation’s eligible officers, employees and consultants during the Exchange Period voluntarily surrendered for exchange and cancellation their existing option contracts to purchase an aggregate of 1,703,739 shares of the Corporation’s common stock, representing approximately 86.9% of the total option shares under all existing option contracts eligible for exchange; those existing option contracts were accepted for exchange by the Corporation; and in exchange for those surrendered option contracts, the Corporation issued new stock option contracts to them to purchase an aggregate of 1,703,739 shares of the Corporation’s common stock (“New Option Contracts”).

Pursuant to the Exchange Offer: all five of the Corporation’s eligible current and retired outside directors during the Exchange Period voluntarily surrendered for exchange and cancellation their existing option contracts to purchase an aggregate of 576,840 shares of the Corporation’s common stock, representing 100% of the total option shares under all existing option contracts eligible for exchange; those existing option contracts were accepted for exchange by the Corporation; and in exchange for those surrendered option contracts, the Corporation issued new stock option contracts to them to purchase an aggregate of 445,999 shares of the Corporation’s common stock (also “New Option Contracts”).

The exercise price for the purchase of the Corporation’s common stock under the New Option Contracts is $0.40 per share, which represents the fair market value of a share of the Corporation’s common stock on August 6, 2009, as determined in accordance with the Corporation’s 2008 Stock Compensation Plan. The New Option Contracts have been issued as of August 6, 2009, in substantially the same form as Exhibit 99(d)(2) to this amended Schedule TO. On September 24, 2009, the Corporation cancelled all of the surrendered existing option contracts (and all underlying options) accepted for exchange.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and restated as follows: “The amended and restated Exhibit Index attached to the Corporation’s Schedule TO-I/A is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPAR GROUP, INC.
Date: October 20, 2009	By:	/s/ James R. Segreto
		Name:	James R. Segreto
		Title:	Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99(a)(1)(A)

Offer to Exchange Certain Outstanding Stock Options for New Stock Options from SPAR Group, Inc. (“SGRP”), dated August 24, 2009 (the “Exchange Offer”), incorporated by reference to Exhibit 99(a)(1)(A) to SGRP’s initial Schedule TO dated and submitted to the Securities and Exchange Commission (the “SEC”) on August 24, 2009, and deemed filed under Edgar on August 25, 2009 (“SGRP’s SC TO-I”).

99(a)(1)(B	Form of email notice/reminder/cover letter (attached as Exhibit A to the Exchange Offer), incorporated by reference to Exhibit 99(a)(1)(B) to SGRP’s SC TO-I.

99(a)(1)(C	Election Form Sample (attached as Exhibit B to the Exchange Offer), incorporated by reference to Exhibit 99(a)(1)(B) to SGRP’s SC TO-I.

99(a)(1)(D	Revocation Form (attached as Exhibit C to the Exchange Offer), incorporated by reference to Exhibit 99(a)(1)(B) to SGRP’s SC TO-I.

99(a)(1)(E	Outside Directors Share Exchange Rate Schedule (attached as Exhibit D to the Exchange Offer), incorporated by reference to Exhibit 99(a)(1)(B) to SGRP’s SC TO-I.

99(a)(1)(F	Exchange Offer Q&A’s (attached as Exhibit E to the Exchange Offer), incorporated by reference to Exhibit 99(a)(1)(B) to SGRP’s SC TO-I.

99(b)	Not applicable.

99(d)(1)

2008 Stock Compensation Plan, effective as of May 29, 2008, and as amended through May 28, 2009 (incorporated by reference to SGRP’s Current Report on Form 8-K dated June 4, 2009, as filed with the SEC on June 4, 2009).

99(d)(2)	Form of Nonqualified Stock Option Contract for new awards (as filed herewith).

99(g)	Not applicable.

99(h)	Not applicable.